Exhibit 99.70

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Just Energy Group Inc. (“Just Energy”)

Suite 2630, First Canadian Place, 100 King Street West

Toronto, Ontario M5X 1E1

2.	Date of Material Change:

August 26, 2011

3.	Press Release:

A press release disclosing the material summarized in this material change report was disseminated through the facilities of Marketwire on August 25, 2011.

4.	Summary of Material Change:

Just Energy announced that its wholly owned subsidiary, Just Energy (U.S.) Corp. (“JEUSC”), had entered into a purchase and sale agreement (the “Purchase Agreement”) to acquire (the “Acquisition”) all of the issued and outstanding membership units of Fulcrum Retail Holdings LLC (“Fulcrum”), a privately held retail electricity provider operating in the State of Texas under the names Tara Energy (“Tara”), Amigo Energy (“Amigo”) and Smart Prepaid Electric. Tara and Amigo focus on residential and small to mid-size commercial customers, selling primarily through online targeted and affinity marketing channels.

5.	Full Description of Material Change:

Purchase Price

The cash consideration for the Acquisition (described in section 4 above) will be approximately $79.4 million (subject to customary working capital adjustments), payable as to approximately $74.4 million in cash at closing and $5 million to be deposited into an escrow account to be held for 36 months as security for the seller’s indemnity obligations under the Purchase Agreement. Just Energy will also pay up to $20 million (the “Earn-Out Amount”) to the seller 18 months following the closing date (the “Earn-Out Period”), provided that certain EBITDA and billed volume targets (the “Targets”) are satisfied by Fulcrum during the Earn-Out Period. The Earn-Out Amount will be prorated to the percentage of the two Targets achieved and will be payable as to at least 45% in common shares of Just Energy (the “Common Shares”), valued at the volume weighted average trading price for the Common Shares for the 5 consecutive trading days ending on and including the last trading day immediately preceding the closing date of the Acquisition (converted into U.S. dollars). The balance of the Earn-Out Amount is payable in cash.

Acquisition Rationale

The acquisition of Fulcrum is expected to significantly enhance Just Energy’s growth in residential and the small to mid-size commercial electricity marketing segment in Texas. Just Energy is currently one of the leading energy retailers in North America and Just Energy management believes that purchasing Fulcrum will add significant depth and focus to its growing marketing business in Texas with a new sales channel involving sales primarily through targeted and affinity marketing channels. Fulcrum’s affinity and targeted marketing channels will be expanded to Just Energy’s businesses operating throughout the United States and Canada.

Management believes that the Fulcrum acquisition will complement and enhance Just Energy’s business platform. Just Energy’s JustGreen offerings will fit well with their product mix, offering their affinity partners an attractive addition to Fulcrum’s product suite. Shell, Fulcrum’s key supplier is already a valued member of Just Energy’s supplier pool. Fulcrum is an excellent fit with Just Energy. The acquisition builds on Just Energy’s proven track record of growth through acquisition and integration as demonstrated by its Universal Energy and Hudson Energy transactions in 2009 and 2010.

Closing

Closing of the Acquisition is expected to occur on or about October 1, 2011 and is subject to the satisfaction or waiver of a number of conditions that are customary in acquisition transactions of this nature including: (i) the renegotiation of Fulcrum’s preferred supplier arrangement at no cost to Just Energy and (ii) securing any required consents from lenders and regulatory bodies.

Forward-Looking Statements

This report contains forward looking statements including statements pertaining to closing of the Acquisition and the anticipated timing thereof, and the anticipated benefits of the Acquisition. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Acquisition, the risk that the businesses of Just Energy and Fulcrum will not be integrated successfully and on a timely basis and the risk that any growth prospects from the combination of the businesses will not be fully realized or will take longer to realize than expected; the levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just energy’s operations, financial results or dividend levels, are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just energy’s website at www.justenergy.com Just Energy cannot assure readers that actual results will be consistent with those forward-looking statements and we undertake no obligation to update such statements except as expressly required by law.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of an executive officer of Just Energy Group Inc., who is knowledgeable about this material change and this report, is Mr. Ken Hartwick, President and Chief Executive Officer, telephone (905) 795-3557.

9.	Date of Report:

August 26, 2011

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